Mail Stop 7010

      January 12, 2006

Mr. John Sottile
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL 32901

      Re:	The Goldfield Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      Form 10-Q for the period ended September 30, 2005
      File No. 1-07525

Dear Mr. Sottile:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief